Exhibit 99.1

Phoenix New Media Reports First Quarter 2014 Unaudited Financial Results

1Q14 Total Revenues Up 26.9% YOY

1Q14 Net Advertising Revenues Up 41.1% YOY

1Q14 Net Income Attributable to PNM Up 58.6% YOY

1Q14 Adjusted Net Income Attributable to PNM Up 47.2% YOY

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 12

BEIJING, China, May 13, 2014 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “PNM”, “ifeng” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Total revenues increased by 26.9% year-over-year to RMB357.1 million (US$57.5 million), driven by a 41.1% increase in net advertising revenues, and a 6.3% increase in paid service revenues.

•                  Net income attributable to Phoenix New Media Limited increased by 58.6% year-over-year to RMB62.2 million (US$10.0 million). Adjusted net income attributable to Phoenix New Media Limited1 increased by 47.2% year-over-year to RMB56.9 million (US$9.2 million).

•                  Net income per diluted ADS2 increased by 60.6% year-over-year to RMB0.80 (US$0.13). Adjusted net income per diluted ADS increased by 49.1% year-over-year to RMB0.73 (US$0.12).

Mr. Shuang Liu, CEO of Phoenix New Media, stated, “We are very pleased with our first quarter financial results which exceeded both consensus estimates and our prior guidance, providing us with a strong start in 2014. The incremental revenue growth and margin improvement was fueled by the expansion of our mobile and video offerings as well as the strong performance of several of our verticals, such as the fashion vertical, which remained the top fashion channel in China, in terms of daily unique users according to iResearch. Our net advertising revenues grew by over 40% year-over-year, reflecting the rapid growth of brand advertising across our PC, video and mobile platforms, as well as demonstrating our progress in creating unique advertiser solutions on our converged media platforms.”

1  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Use of Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

2  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Mr. Liu continued, “The first quarter, being a very eventful period in China from a news perspective, allowed us the opportunity to attract many first time users through providing comprehensive, in-depth coverage across our multiple platforms. The strategic partnerships we established with telecom carriers, handset providers and internet TV companies further demonstrate our commitment to remain ahead of technology trends and shifts in the nature of information consumption. Tapping into the Chinese main stream users’ demands, ifeng has evolved from a main stream user preferred portal into a multi-screen media platform with diversified content and services offerings, including current affairs, finance, fashion, technology, entertainment and over 40 vertical channels, playing an indispensable role in China’s media environment.”

First Quarter 2014 Financial Results

REVENUES

Total revenues for the first quarter of 2014 increased by 26.9% to RMB357.1 million (US$57.5 million) from RMB281.4 million in the first quarter of 2013.

Net advertising revenues (net of advertising agency service fees), for the first quarter of 2014 increased by 41.1% to RMB234.9 million (US$37.8 million) from RMB166.4 million in the first quarter of 2013, primarily due to an increase in average revenue per advertiser (“ARPA”) of 34.4% to RMB0.9 million (US$0.1 million) and an increase in the total number of advertisers of 5.0% to 253.

Paid service revenues for the first quarter of 2014 increased by 6.3% to RMB122.2 million (US$19.7 million) from RMB114.9 million in the first quarter of 2013. Mobile value-added services (“MVAS”)3 revenues increased by 2.4% to RMB98.2 million (US$15.8 million) in the first quarter of 2014 from RMB95.9 million in the first quarter of 2013. Games and others4 revenues increased by 26.4% to RMB24.0 million (US$3.9 million) in the first quarter of 2014 from RMB19.0 million in the first quarter of 2013, primarily driven by the increase in revenues generated from web-based games on the Company’s game platform.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues for the first quarter of 2014 increased by 20.9% to RMB173.9 million (US$28.0 million) from RMB143.9 million in the first quarter of 2013, primarily due to an increase in content and operational costs and sales taxes and surcharges. Content and operational costs increased to RMB74.1 million (US$11.9 million) in the first quarter of 2014 from RMB57.1 million in the first quarter of 2013, due to an increase in staff-related costs. Sales taxes and surcharges increased to RMB25.3 million (US$4.1 million) in the first quarter of 2014 from RMB18.8 million in the first quarter of 2013 due to the increase of net advertising revenues. Revenue sharing fees to telecom operators and channel partners increased to RMB53.7 million (US$8.6 million) in the first quarter of 2014 from RMB49.5 million in the first quarter of 2013, primarily due to an increase in MVAS revenues. Bandwidth costs increased to RMB20.8 million (US$3.3 million) in the first quarter of 2014 from RMB18.4 million in the first quarter of 2013, primarily due to the increase in the Company’s user traffic. Share-based compensation included in cost of revenues was RMB3.0 million (US$0.5 million) in the first quarter of 2014, compared to RMB0.6 million in the first quarter of 2013. The year-over-year increase in share-based compensation was primarily due to the newly granted stock options in 2013.

3  MVAS includes wireless value-added services, or WVAS, mobile video, mobile digital reading, mobile games and other paid services through China’s three telecom operators’ platforms.

4  Games and others include web-based games, content sales, and other online and mobile paid services through the Company’s own platforms.

Gross profit for the first quarter of 2014 increased by 33.3% to RMB183.3 million (US$29.5 million) from RMB137.5 million in the first quarter of 2013. Gross margin for the first quarter of 2014 increased to 51.3% from 48.9% in the first quarter of 2013, mainly due to the increased revenue contribution from advertising. Adjusted gross margin, which excludes share-based compensation, for the first quarter of 2014 increased to 52.1% from 49.1% in the first quarter of 2013.

OPERATING EXPENSES AND INCOME FROM OPERATIONS

Total operating expenses for the first quarter of 2014 increased by 32.9% to RMB140.2 million (US$22.6 million) from RMB105.5 million in the first quarter of 2013. The increase in operating expenses was primarily attributable to the increase in staff-related costs and expenses associated with the Company’s marketing and promotional initiatives. Share-based compensation included in operating expenses was RMB7.9 million (US$1.3 million) in the first quarter of 2014, compared to negative RMB1.2 million in the first quarter of 2013. The year-over-year increase in share-based compensation was primarily due to newly granted stock options in 2013.

Income from operations for the first quarter of 2014 increased by 34.7% to RMB43.1 million (US$6.9 million) from RMB32.0 million in the first quarter of 2013. Operating margin for the first quarter of 2014 increased to 12.1% from 11.4% in the first quarter of 2013, mainly due to increased revenue contribution from advertising.

Adjusted income from operations, which excludes share-based compensation, for the first quarter of 2014 increased by 71.7% to RMB54.0 million (US$8.7 million) from RMB31.4 million in the first quarter of 2013. Adjusted operating margin for the first quarter of 2014 increased to 15.1% from 11.2% in the first quarter of 2013.

OTHER INCOME

Other income reflects interest income, foreign currency exchange gain or loss, gain on disposition of a subsidiary and acquisition of equity investment, loss from equity investment, and others, net. “Others, net” primarily consists of government subsidies.

Interest income for the first quarter of 2014 increased to RMB12.0 million (US$1.9 million) from RMB6.9 million in the first quarter of 2013. Foreign currency exchange loss for the first quarter of 2014 was RMB6.9 million (US$1.1 million), as compared to foreign currency exchange gain of RMB2.2 million in the first quarter of 2013. The foreign currency exchange loss for the first quarter of 2014 was mainly attributable to RMB depreciation against the U.S. dollar during the period.

In March 2014, IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. (“IDG-Accel Funds”) acquired US$3.0 million convertible preferred shares of Phoenix FM limited, previously a subsidiary of the Company, to accelerate development of the ifeng FM application business. Despite holding 100% of Phoenix FM Limited’s ordinary shares, the Company accounts for its investment in Phoenix FM Limited as an equity investment since the Company does not control Phoenix FM Limited due to substantive participating rights that have been provided to IDG-Accel Funds. As of March, 31, 2014, the Company recognized a gain of RMB17.7 million (US$2.8 million) arising from the disposition of a subsidiary and an acquisition of the same by way of the equity method for investee companies. As a result, there was a loss from equity investment of the Company’s share of RMB1.5 million (US$0.2 million) arising from Phoenix FM Limited’s operations loss for the first quarter of 2014.

NET INCOME ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income attributable to Phoenix New Media Limited for the first quarter of 2014 increased by 58.6% to RMB62.2 million (US$10.0 million) from RMB39.2 million in the first quarter of 2013. Net margin for the first quarter of 2014 was 17.4%, compared to 13.9% in first quarter of 2013. Net income per diluted ADS in the first quarter of 2014 increased by 60.6% to RMB0.80 (US$0.13) from RMB0.50 in the first quarter of 2013.

Adjusted net income attributable to Phoenix New Media Limited, which excludes share-based compensation, gain on disposition of a subsidiary and acquisition of equity investment, and loss from equity investment, for the first quarter of 2014 increased by 47.2% to RMB56.9 million (US$9.2 million) from RMB38.7 million in the first quarter of 2013. Adjusted net margin for the first quarter of 2014 increased to 15.9% from 13.7% in the first quarter of 2013. Adjusted net income per diluted ADS in the first quarter of 2014 increased by 49.1% to RMB0.73 (US$0.12) from RMB0.49 in the first quarter of 2013.

For the first quarter of 2014, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 77,759,176. As of March 31, 2014, the Company had a total of 601,340,285 ordinary shares outstanding, or the equivalent of 75,167,536 ADSs.

Business Outlook

For the second quarter of 2014, the Company expects its total revenues to be between RMB405 million and RMB418 million. Net advertising revenues are expected to be between RMB290 million and RMB298 million. Paid service revenues are expected to be between RMB115 million and RMB120 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 12, 2014 (May 13, 2014 at 9:00 a.m. Beijing / Hong Kong time) to discuss its first quarter 2014 unaudited financial results and operating performance.

To participate in the call, please dial the following numbers:

International:                                                                                                                               +6567239385

Mainland China:                                                                                                             4001200654

Hong Kong:                                                                                                                                       +85230512745

United States:                                                                                                                              +18456750438

Conference ID:                                                                                                                      33941477

A replay of the call will be available through May 20, 2014 by dialing the following numbers:

International:                                                                                                                               +61290034211

Mainland China:                                                                                                             4006322162

Hong Kong:                                                                                                                                       +85230512780

United States:                                                                                                                              +16462543697

Conference ID:                                                                                                                      33941477

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses adjusted gross profit, adjusted gross margin, adjusted income from operations, adjusted operating margin, adjusted net income attributable to Phoenix New Media Limited, adjusted net margin and adjusted net income per diluted ADS, each of which is a non-GAAP financial measure. Adjusted gross profit is gross profit excluding share-based compensation. Adjusted gross margin is adjusted gross profit divided by total revenues. Adjusted income from operations is income from operations excluding share-based compensation. Adjusted operating margin is adjusted income from operations divided by total revenues. Adjusted net income attributable to Phoenix New Media Limited is net income attributable to Phoenix New Media Limited excluding share-based compensation, gain on disposition of a subsidiary and acquisition of equity investment, and loss from equity investment. Adjusted net margin is adjusted net income attributable to Phoenix New Media Limited divided by total revenues. Adjusted net income per diluted ADS is adjusted net income attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, gain on disposition of a subsidiary and acquisition of equity investment, and loss from equity investment add clarity to the constituent parts of its performance. The Company reviews adjusted net income together with net income to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using multiple measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for its investors. The Company also believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation, gain on disposition of a subsidiary and acquisition of equity investment, and loss from equity investment. Share-based compensation and loss from equity investment have been and will continue to be significant and recurring in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2164 to US$1.00, the noon buying rate in effect on March 31, 2014 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2013	2014	2014
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	1,308,138	1,256,462	202,121
Restricted cash	10,000	—	—
Term deposits	93,672	137,123	22,058
Accounts receivable, net	353,379	374,020	60,167
Amounts due from related parties	125,158	165,221	26,578
Prepayment and other current assets	27,911	58,084	9,343
Deferred tax assets	22,779	22,434	3,609
Total current assets	1,941,037	2,013,344	323,876
Non-current assets:
Property and equipment, net	95,126	93,984	15,119
Intangible assets, net	7,919	8,508	1,369
Equity investments	—	16,152	2,598
Other non-current assets	12,678	14,113	2,270
Total non-current assets	115,723	132,757	21,356
Total assets	2,056,760	2,146,101	345,232
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	218,604	231,700	37,272
Amounts due to related parties	21,034	22,330	3,592
Advances from customers	10,732	13,488	2,170
Taxes payable	58,140	46,455	7,473
Salary and welfare payable	98,831	70,097	11,276
Accrued expenses and other current liabilities	62,153	90,898	14,623
Total current liabilities	469,494	474,968	76,406
Long-term liabilities	12,231	13,652	2,196
Total liabilities	481,725	488,620	78,602
Shareholders’ equity
Phoenix New Media Limited shareholders’ equity
Class A ordinary shares	18,530	18,617	2,995
Class B ordinary shares	22,053	22,053	3,548
Additional paid-in capital	1,734,993	1,748,643	281,295
Statutory reserves	50,330	50,330	8,096
Accumulated deficit	(194,601)	(132,440)	(21,305)
Accumulated other comprehensive loss	(60,127)	(52,976)	(8,522)
Total Phoenix New Media Limited shareholders’ equity	1,571,178	1,654,227	266,107
Noncontrolling interests	3,857	3,254	523
Total shareholders’ equity	1,575,035	1,657,481	266,630
Total liabilities and shareholders’ equity	2,056,760	2,146,101	345,232

* Derived from audited financial statements included in the Company’s Form 20-F dated April 25, 2014.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	166,446	263,940	234,925	37,791
Paid service revenues	114,931	136,169	122,224	19,662
Total revenues	281,377	400,109	357,149	57,453
Cost of revenues	(143,854)	(184,645)	(173,871)	(27,970)
Gross profit	137,523	215,464	183,278	29,483
Operating expenses:
Sales and marketing expenses	(55,092)	(88,062)	(76,733)	(12,343)
General and administrative expenses	(24,832)	(27,093)	(32,702)	(5,261)
Technology and product development expenses	(25,625)	(29,377)	(30,787)	(4,953)
Total operating expenses	(105,549)	(144,532)	(140,222)	(22,557)
Income from operations	31,974	70,932	43,056	6,926
Other income:
Interest income	6,891	9,522	12,025	1,935
Foreign currency exchange gain/(loss)	2,173	4,537	(6,868)	(1,105)
Gain on disposition of a subsidiary and acquisition of equity investment	—	—	17,693	2,846
Loss from equity investment	—	—	(1,541)	(248)
Others, net	3,286	7,537	5,790	932
Income before tax	44,324	92,528	70,155	11,286
Income tax expense	(5,120)	(11,192)	(8,597)	(1,383)
Net income	39,204	81,336	61,558	9,903
Net loss attributable to noncontrolling interests	—	1,531	603	97
Net income attributable to Phoenix New Media Limited	39,204	82,867	62,161	10,000
Net income	39,204	81,336	61,558	9,903
Other comprehensive loss, net of tax: foreign currency translation adjustment	(2,326)	(5,598)	7,151	1,150
Comprehensive income	36,878	75,738	68,709	11,053
Comprehensive loss attributable to noncontrolling interests	—	1,531	603	97
Comprehensive income attributable to Phoenix New Media Limited	36,878	77,269	69,312	11,150
Net income attributable to Phoenix New Media Limited	39,204	82,867	62,161	10,000
Net income per Class A and Class B ordinary share:
Basic	0.06	0.14	0.10	0.02
Diluted	0.06	0.13	0.10	0.02
Net income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.51	1.10	0.83	0.13
Diluted	0.50	1.07	0.80	0.13
Weighted average number of Class A and Class B ordinary shares used in computing net income per share:
Basic	615,007,701	601,035,630	601,939,197	601,939,197
Diluted	630,226,349	620,196,981	622,073,409	622,073,409

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2013				Three Months Ended December 31, 2013				Three Months Ended March 31, 2014
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	137,523	606	(1)	138,129	215,464	2,827	(1)	218,291	183,278	2,971	(1)	186,249
Gross margin	48.9%			49.1%	53.9%			54.6%	51.3%			52.1%
Income from operations	31,974	(544	)(1)	31,430	70,932	9,138	(1)	80,070	43,056	10,894	(1)	53,950
Operating margin	11.4%			11.2%	17.7%			20.0%	12.1%			15.1%

										10,894	(1)
										1,541	(2)
		(544	)(1)			9,138	(1)			(17,693	)(3)
Net income attributable to Phoenix New Media Limited	39,204	(544)		38,660	82,867	9,138		92,005	62,161	(5,258)		56,903
Net margin	13.9%			13.7%	20.7%			23.0%	17.4%			15.9%
Net income per ADS—diluted	0.50			0.49	1.07			1.19	0.80			0.73
Weighted average number of ADSs used in computing diluted net income per ADS	78,778,294			78,778,294	77,524,623			77,524,623	77,759,176			77,759,176

(1) Excludes share-based compensation or (reversal) of share-based compensation.

(2) Excludes loss from equity investment

(3) Excludes gain on disposition of a subsidiary and acquisition of equity investment

Details of cost of revenues are as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2013	2013	2014	2014
	RMB	RMB	RMB	US$
(Amounts in thousands)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	49,513	56,140	53,680	8,635
Content and operational costs	57,082	80,246	74,079	11,917
Bandwidth costs	18,442	19,579	20,791	3,345
Sales taxes and surcharges	18,817	28,680	25,321	4,073
Total cost of revenues	143,854	184,645	173,871	27,970